SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐  Form 40-F  ☒

This report on Form 6-K is being furnished for the sole purpose of providing copies of (i) the press release dated May 5, 2025 in which Kinross Gold Corporation announced an investment in Eminent Gold Corp. and (ii) the related Early Warning Report as filed on SEDAR+.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Press Release dated May 5, 2025
99.2	Early Warning Report filed on SEDAR+ in connection with the investment in Eminent Gold Corp.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Senior Vice President, General Counsel

May 5, 2025